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                                                                     EXHIBIT (f)

                       [DURAKON INDUSTRIES LETTERHEAD]

                                  June 25, 1999

To Our Shareholders:

  I am pleased to inform you that on June 17, 1999, Durakon Industries, Inc. ("Durakon") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Littlejohn Partners IV, L.P. ("Littlejohn"), and LPIV Acquisition Corp. ("LPIV"), a wholly owned subsidiary of Littlejohn, pursuant to which LPIV has commenced today a tender offer (the "Offer") for all outstanding shares of Durakon Common Stock for $16.00 per share in cash. The Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration of the Offer at least 90% of the then outstanding shares of Durakon Common Stock.

  Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, LPIV will be merged into Durakon (the "Merger"), and each share of Durakon Common Stock other than shares of Common Stock owned by Durakon, Littlejohn, LPIV or any direct or indirect wholly owned subsidiary of Durakon or Littlejohn immediately prior to the effective time of the Merger, will be cancelled and converted into the right to receive $16.00 in cash, the same price per share paid pursuant to the Offer. If immediately prior to the expiration of the Offer, more than a majority but less than 90% of the then outstanding shares have been tendered in the Offer and not withdrawn, LPIV will not purchase any shares of Durakon Common Stock pursuant to the Offer and, instead, Durakon will promptly convene a special meeting of the shareholders of Durakon to consider and take action on the Merger Agreement and the transactions contemplated thereby.

  Your Board of Directors has unanimously approved the Offer and the Merger, has determined that the Offer and the Merger are in the best interests of and fair to the shareholders of Durakon from a financial point of view, and recommends that shareholders accept the Offer and tender all their shares pursuant to the Offer. In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed
Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

  Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how you can tender your shares. We urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the Offer.

                                          Sincerely,

                                          /s/ David W. Wright

                                          David W. Wright
                                          President and Chief Executive
                                           Officer